SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

FORM 6-K
EXHIBIT INDEX

	EXHIBIT	PAGE NO.
1.	News Release dated February 19, 2003	3

EXHIBIT 1

PLACER DOME REPORTS PROFITABLE 2002

FEBRUARY 19, 2003

	December 31

	Fourth Quarter		Twelve Months

	2002	2001	2002	2001
(all dollar amounts reported in U.S. dollars)	$	$	$	$

Financial (millions US$)
Sales	355	292	1,209	1,223
Mine operating earnings	83	80	324	336
Net earnings (loss)	6	29	116	(133)
Cash flow from operations	47	43	320	340
Per common share
Net earnings (loss)	0.02	0.09	0.33	(0.41)
Cash flow from operations (i)	0.12	0.13	0.92	1.04
Weighted average number of Common shares outstanding (millions)	391.3	328.6	349.4	327.9

Return on net assets (i) (ii)	0.7%	(1.2%)	9.3	(4.2%)

Operating
Placer Dome's share:
Gold production (000s ozs)	917	657	2,823	2,756
Gold cash production costs ($/oz)(iii)	180	178	178	175
Gold total production costs ($/oz)(iii)	241	235	231	231

2002 FINANCIAL HIGHLIGHTS

  Cash flow from operations totalled $320 million or $0.92/share.

  Mine operating earnings totalled $324 million.

  Net earnings totalled $116 million or $0.33/share.

  During 2002, excluding the impact of the acquisition of Australian miner AurionGold Limited, Placer Dome met its goal of reducing its committed ounces under its gold forward sales program by 20% to 6.9 million ounces. During this period, Placer Dome's forward sales program realized a $32/oz premium over the average spot price of gold of $310/oz for the year, contributing $82 million to gold revenue. As of December 31, 2002 Placer Dome has integrated AurionGold's hedge book, resulting in maximum committed ounces of 12.6 million. This level of commitment constitutes 24% of the company's expanded mineral reserves. PDG's objective is to significantly reduce its overall hedge position. In 2003 PDG will reduce its committed ounce position by at least one million ounces by delivering into contracts and closing out positions as quickly and opportunistically as market conditions allow.

  For 2003, 77% of Placer Dome's forecast production of 3.5 million ounces of gold is fully exposed to the gold price. The remaining 23%, or 815,000 ounces, are committed under its forward sales program at an average price of approximately $365/oz.

2002 OPERATIONAL HIGHLIGHTS

  Production totalled 2.8 million ounces of gold and 427 million pounds of copper.

  Cash and total costs for the year held steady against 2001 levels at $178/oz and $231/oz respectively, with copper costs of $0.45/lb and $0.58/lb respectively.

  In the fourth quarter,Placer Dome recorded its highest-ever quarterly production of 917,000 ounces of gold.

  Placer Dome's proven and probable mineral reserves as of December 31, 2002 increased by 19% over 2001 levels to 52.9 million ounces due primarily to the inclusion of reserves from the AurionGold transaction and an increase of the gold price assumption from $275/oz to $300/oz. Proven and probable copper reserves decreased 18% due to the lowering of the copper price assumption from $0.90/lb to $0.85/lb as well as depletion.

  Measured and indicated mineral resources increased 84% to 74.8 million ounces due to the inclusion of development projects that were advanced over the course of the year, primarily Getchell and Donlin Creek in the U.S., and Pueblo Viejo in the Dominican Republic.

  Placer Dome's May 26, 2002 bid for the purchase of all of the shares of AurionGold Limited of Australia was completed on December 31. The acquisition consolidates two existing joint ventures, giving Placer Dome 100% ownership of the Granny Smith mine and 75% ownership of Porgera, plus the Kanowna Belle, Henty and Kalgoorlie West mines. Overall, the acquisition is expected to add one million ounces of new production annually for the next 10 years, as well as an extensive package of highly prospective exploration properties in the prolific Kalgoorlie region of western Australia. Placer Dome is now the fifth largest gold producer in the world.

  The Porcupine Joint Venture between wholly owned Placer Dome (CLA) Limited and Kinross Gold Corp. was completed in Timmins on July 1 as part of Placer Dome's ongoing strategy of mining camp consolidations. The focus of the joint venture is to add significant mineral resources through an aggressive underground and surface exploration program using 6 to 12 rigs over the course of the year. An updated feasibility study has been completed on the 1.6 million ounce Pamour pit (100%) and the objective is to be ready to source ore from this deposit upon closure of the Dome open pit in the first quarter of 2005.

  At Getchell, test-mining of the Turquoise Ridge deposit and an economic evaluation of the Getchell deposit have been completed with initial proven and probable mineral reserves of 2.7 million ounces grading 23.9 g/tonne identified. In 2003, Getchell is forecast to produce approximately 90,000 ounces of gold, which will be processed at Newmont's Twin Creeks facility under the existing contract.

  A feasibility study has been launched on the Pueblo Viejo gold project in the Dominican Republic. Placer Dome expects to complete the study in fewer than the four years allowed for in the contract. The project currently hosts a measured and indicated mineral resource of 16.8 million ounces of gold.

  On February 11, 2003 Placer Dome exercised its option to become joint-venture manager of the Donlin Creek project in Alaska. Placer Dome can increase its current 30% interest in the property to 70% if it elects to expend $30 million, completes a feasibility study and makes a positive production decision by November 13, 2007. If Placer Dome chooses not to complete its earn-in, the company retains its 30% interest. The property currently hosts a measured and indicated mineral resource of 2 million ounces on a 30% basis.

  The South Deep mine in South Africa completed the sinking of the new shaft as well as construction of a new mill. Overall, production at South Deep increased 14% over last year due to higher throughput. Year-to-date production costs are up slightly over last year due to local inflation.

  The Granny Smith mine in Australia increased production 57% to Placer Dome's account over the previous year due to the successful move to the sourcing of ore solely from the Wallaby deposit and the inclusion of two months of consolidated production after the AurionGold transaction. In 2003 production is expected to decrease to 283,000 ounces, in line with the original mine plan. The underground mineral resources at Wallaby remain open at depth and exploration continues.

  For the fifth consecutive year, the Cortez mine produced more than one million ounces of gold (100% basis) and also achieved record-high mill throughput. During the year, the joint venture identified a geologically prospective area south of the original Cortez mine and initiated a multiple-drill program to explore the area. In 2003 the mine will continue to explore this and other prospective areas as part of a $12 million exploration program (100% basis).

  In Canada, the Campbell mine recorded reserve additions in excess of production for the first time since 1995. The mine's proven and probable reserves now stand at 1.3 million ounces with a planned production rate of 200,000 ounces per year for the next six years. The mine also hosts an additional 1.3 million ounces of measured and indicated mineral resources.

FOURTH QUARTER SUMMARY

  Placer Dome set a new record for quarterly production at a total of 917,000 ounces of gold. Without the addition of production from the AurionGold transaction, the production of 699,000 ounces was the highest quarterly production for the year.

  Cash flow from operations totals $47 million or $0.12/share.

  Mine operating earnings total $83 million.

  Net earnings total $6 million or $0.02 per share.

  Placer Dome's forward sales program realized a $14/oz premium over the average spot price of gold of $322/oz for the fourth quarter, contributing $10 million to revenue. The mark-to-market value of the precious metals program, including that of AurionGold, was negative $100 million at gold's closing price of $343/oz at the end of the quarter. As part of the AurionGold purchase price allocation, Placer Dome established a provision for the negative value of the AurionGold hedge position, which at the end of 2002 totalled $191 million. Considering this provision, the unrealized mark-to-market positive value at year-end was approximately $91 million.

Vancouver, Canada— Placer Dome Inc. announces net earnings of $6 million or $0.02 per share for the fourth quarter of 2002 versus net earnings of $29 million or $0.09/share in the fourth quarter of 2001. Cash flow from operations totalled $47 million, up from $43 million in the corresponding period of 2001. Mine operating earnings increased slightly to $83 million from the previous $80 million.

Net earnings in the fourth quarter were affected negatively by several factors. An operational review of the water treatment facilities at the closed Equity Silver Mine in British Columbia determined that additional expenditures are required to upgrade the facilities and infrastructure for extraordinary weather and unusually high water run-off. As a result, a pretax charge of $12 million was recorded in the fourth quarter. Resource development and exploration costs were $12 million over budget, before tax, as a result of increased exploration activity around the world, particularly at Getchell, Cortez and Kalgoorlie. In addition, the company recorded a non-cash, after-tax charge of $14 million related to the effect of the strengthening rand primarily for inter-company debt balances for South Deep. The increase in gold price from the November 1, 2002 effective date of the acquisition of AurionGold to year-end resulted in a non-cash, pre-tax mark-to-market loss on a portion of the AurionGold hedge position totalling $12 million. Together, these items reduced net earnings after tax by approximately $40 million.

PDI's share of sales revenue in the fourth quarter rose to $355 million from $292 million in the corresponding period, due primarily to increased production and a higher realized gold price. Production in the fourth quarter was 917,000 ounces versus 657,000 ounces a year earlier primarily due to the inclusion of two months of production from AurionGold. Copper production totalled 108 million pounds versus 111 million pounds in the year-earlier period with cash and total costs holding steady at $0.47/lb and $0.56/lb respectively from $0.46/lb and $0.58/lb respectively in the fourth quarter of 2001.

As outlined in Placer Dome's third quarter report of 2002, the Financial Accounting Standards Board has issued SFAS 143, which requires a change in accounting treatment for asset retirement obligations, effective January 1, 2003. The change requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset will generally be recorded and will be depreciated over the life of the asset, subject to re-measurement each reporting period. This differs from the previous practice, which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. It is expected that this change will result in a one-time, after-tax charge to earnings in the first quarter of 2003 of approximately $15 million.

The Corporation today declared a semi-annual dividend of $0.05 per share payable on April 7, 2003 to shareholders of record at the close of business on March 7, 2003.

Placer Dome will host a conference call to discuss its year-end results at 10:30 am EDT on Thursday, February 20. North American participants may access the call at 1-800-387-2917. International participants please dial (416) 641-6715. The call will also be webcast from the investor relations section of the Placer Dome website at www.placerdome.com.

-end-

For further information contact:

Media Relations: Brenda Radies (604) 661-1911

Investor Relations: Greg Martin (604) 661-3795

On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of Placer Dome's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome's forward-looking statements. Further information regarding these and other factors is included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. "Placer Dome” is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

Notes to Highlights table

  Cash flow from operations per share and return on net assets are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.
  Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by average net assets.
  Cash production cost per ounce has been restated for the period ending December 31, 2001 to reflect the change in the Gold Institute Standard related to amortization of deferred stripping costs. Effective January 1, 2002, amortized amounts previously included in the non-cash component of production costs are now included in cash costs. The amount of amortized deferred stripping costs for the three months ended December 31, 2001 were $12/oz and for the year ended December 31,2001 were $17/oz.

EARNINGS SUMMARY
(millions of United States dollars, U.S. GAAP)

	December 31

	Fourth quarter		Twelve months

	2002	2001	2002	2001

Financial ($ millions)
Sales	355	292	1,209	1,223
Mine operating earnings
Gold	72	69	282	277
Copper	17	13	53	69
Other	(6)	(2)	(11)	(10)

	83	80	324	336

Net earnings (loss)	6	29	116	(133)
Cash flow from operations	47	43	320	340

Production and sales volumes
Gold (000s ozs)
Group's share production	917	657	2,823	2,756
Consolidated production	896	647	2,756	2,776
Consolidated sales	832	652	2,716	2,876
Copper (000s lbs)
Production	107,842	110,731	427,477	417,160
Sales	107,130	107,413	431,162	420,338

Average prices and costs
Gold ($/oz)
Group's share price realized	336	342	342	326
London spot price	322	279	310	271
Group's share cash cost	180	178	178	175
Group's share total cost	241	235	231	231
Copper ($/lb)
Price realized	0.73	0.69	0.71	0.74
London spot price	0.70	0.64	0.71	0.72
Cash cost	0.47	0.46	0.45	0.45
Total cost	0.56	0.58	0.58	0.58

PRODUCTION AND OPERATING SUMMARY

		For the twelve months ended December 31						Estimated annual 2003

			Placer Dome's Share

Mine	Placer Dome's share (% of mine production)	Mine operating earnings (1)	Millfeed (000s tonnes)	Grade (g/t, %)	Recovery (%)	Production (ozs, % 000 lbs) change	Cost per unit (2) ($/oz, $/lb) Cash Total	Production (ozs, 000s lbs)	Cost per unit (2) ($/oz, $/lb) Cash Total

GOLD
Canada
Campbell	100% 2002	$ 12	357	17.5	96.1	193,150 +8%	172 244	193,000	181 253
	2001	$ (3)	438	13.3	94.8	178,139	208 287

Dome (3)	100% 2002	(3)	1,673	2.4	91.8	118,663 -61%	245 328	-	- -
	2001	1	4,122	2.6	89.3	302,795	208 268

Musselwhite	68% 2002	1	787	5.9	95.3	142,579 -10%	219 292	161,000	199 272
	2001	1	878	5.9	95.3	158,988	191 265

Porcupine (3)	51% 2002	2	1,095	3.2	91.6	101,919 -	230 285	226,000	209 269

United States
Bald Mountain	100% 2002	19	5,265	1.1	91.3	172,328 +59%	152 203	97,000	172 225
	2001	(10)	3,777	1.5	65.3	108,393	280 365

Cortez (4)	60% 2002	86	2,217	7.5	88.6	649,006 -9%	129 168	594,000	141 192
	2001	78	2,153	9.0	90.7	712,850	121 161

Getchell (5)	100% 2002	2	-	-	-	54,806 n/a	107 179	89,000	172 190
	2001	-	-	-	-	3,111	- -

Golden Sunlight	100% 2002	-	2,271	2.0	78.4	111,806 -43%	279 305	143,000	141 158
	2001	5	2,338	3.2	80.9	195,507	123 249

Australia
Henty (7)	100% 2002	(1)	43	7.4	93.7	7,963 n/a	323 414	95,000	183 293

Granny Smith (7)	100%/60% 2002	46	2,505	4.3	92.5	326,894 +57%	124 161	283,000	196 271
	60% 2001	20	2,180	3.3	91.1	208,306	170 181

Kalgoorlie West (7)	100% 2002	(2)	516	4.0	93.9	61,841 n/a	201 330	381,000	230 300

Kanowna Belle (7)	100% 2002	1	326	5.7	90.1	69,337 n/a	147 269	242,000	172 285

Kidston (8)	70% 2001	6	2,392	1.4	86.0	103,403	166 217

Osborne (9)	100% 2002	n/a	1,461	1.0	79.9	38,149 -9%	n/a n/a	37,000	n/a n/a

	2001	n/a	1,487	1.1	80.2	41,706	n/a n/a

Papua New Guinea
Misima (6)	80% 2002	14	4,757	0.9	88.4	115,638 -13%	196 213	109,000	213 226
	2001	8	4,590	1.0	89.1	133,282	186 218

Porgera	75%/50% 2002	10	2,437	5.2	84.7	368,769 -3%	216 269	571,000	239 296
	50% 2001	8	2,881	4.9	81.6	380,311	207 250

Chile
La Coipa (10)	50% 2002	1	3,172	1.1	84.7	95,989 +64%	224 306	85,000	215 298
	2001	(4)	3,174	0.7	82.4	58,425	212 297

South Africa
South Deep (11)	50% 2002	13	889	7.1	96.4	194,238 +14%	204 241	233,000	206 243
	2001	7	678	8.1	97.2	171,126	196 235

Metals hedging revenue	2002	82
	2001	156

TOTAL GOLD (2)	2002	$ 282				2,823,075 +2%	178 231	3,539,000	194 256
	2001	$ 277				2,756,342	175 231

COPPER
Osborne (8)	100% 2002	10	1,461	3.3	96.0	101,652 -6%	0.47 0.58	85,000	0.55 0.67
	2001	12	1,487	3.5	95.6	108,496	0.50 0.62

Zaldivar (12)	100% 2002	42	15,961	1.0	84.4	325,825 +6%	0.45 0.59	311,400	0.48 0.63
	2001	50	16,458	1.2	69.6	308,664	0.43 0.56

Metals hedging revenue	2002	1
	2001	7

TOTAL COPPER	2002	$ 53				427,477 +2%	0.45 0.58	396,400	0.49 0.64
	2001	$ 69				417,160	0.45 0.58

Other	2002	(11)
	2001	(10)

CONSOLIDATED MINE	2002	$ 324
OPERATING EARNINGS(1)	2001	$ 336

Notes to the Production and Operating Summary

(1)     Figures represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. "Consolidated mine operating earnings", (and the related sub-totals), in accordance with accounting principles generally accepted in the United States, exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars.

(2)     Components of Placer Dome's share of cash and total production costs in accordance with the Gold Institute Standard:

	December 31
	Fourth quarter		Twelve months

	2002	2001	2002	2001
	$/oz	$/oz	$/oz	$/oz

Direct mining expenses	170	164	164	168
Stripping and mine development adjustment	(1)	5	2	(1)
Third party smelting, refining and transportation	1	1	1	1
By-product credits	(1)	(3)	(1)	(1)

Cash operating costs	169	167	166	167

Royalties	9	9	10	6
Production taxes	2	2	2	2

Total cash costs	180	178	178	175

Depreciation	51	44	44	45
Depletion and amortization	6	2	5	2
Reclamation and mine closure	4	11	4	9

Total production costs	241	235	231	231

(3)      Placer Dome's wholly owned subsidiary, PDCLA, completed an agreement with Kinross to form the Porcupine Joint Venture that would combine the operations of Dome Mine with certain operations of Kinross effective July 1, 2002. The 2002 Dome Mine reflects the results for the first six months to June 30, 2002, and the Porcupine Mine reflects 51% of the combined operation from July 1, 2002 onward.

(4)      For the year ended December 31, 2002, included in Cortez gold production is 44,029 ounces (December 31, 2001 - 66,763) related to the sale of carbonaceous ore.

(5)     Production from the Getchell Mine relates to third party ore sale.

(6)     Silver is a by-product at the Misima Mine. For the year ended December 31, 2002, Placer Dome's share of Misima's production as 0.6 million ounces of silver and 0.5 million ounces for the prior year period.

(7)     On October 22, 2002, Placer Dome gained control of AurionGold Limited. This increases the company's ownership in Granny Smith Mine to 100% and Porgera Mine to 75% from 60% and 50% respectively as well as adding Henty, Kalgoorlie West and Kanowna Belle mines to the company's holdings. The additional 40% of Granny Smith and 25% of Porgera acquired contributed 30,689 ounces and 47,864 ounces, respectively in November and December, 2002. The 2003 production forecast and unit cost estimates for the Henty, Kalgoorlie West and Kanowna Belle mines are based on the mining plans developed by AurionGold prior to its acquisition by Placer Dome and are potentially subject to revision when Placer Dome completes its own strategic business plan for each of the sites.

(8)     The Kidston Mine was closed down in July 2001 due to the depletion of ore.

(9)      Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(10)     Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 149,285 ounces and 155,916 ounces for the twelve months ended December 31, 2002 and 2001 respectively. At La Coipa, production for silver was 3.6 million ounces for the twelve months ended December 31, 2002 and 6.1 million ounces for the prior year period.

(11)     Estimated 2003 annual unit costs for the South Deep mine are based on a Rand to US dollar exchange rate of 10:1, any change from this would have an impact on the unit costs. At December 31, 2002 this exchange rate was approximately 8.6:1.

(12)     Recovery percentage for the Zaldivar mine relates to the heap leach operations. Including the dump leach operations, the average recovery percentage for 2002 was 77.0% (2001 - 64.5%).

MINERAL RESERVES (1) (2)(15)

(Proven and Probable) (2)
The Corporation's Share at December 31, 2002

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      MINE BY METAL       PROVEN MINERAL RESERVES        PROBABLE MINERAL RESERVES                        TOTAL
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                        Tonnes    Grade  Contained oz.  Tonnes    Grade   Contained     Tonnes     Grade  Contained oz.  Recovery
                       (000's)    (g/t)     (000's)    (000's)    (g/t)      oz.        (000's)   (g/t )     (000's)      (%) (1)
                                                                            (000's)
------------------------------------------------------------------------------------------------------------------------------------
  GOLD
  Canada
  Campbell                 633      18.9      384        1,775     15.7       895        2,408      16.5     1,279           94.5
  Musselwhite            5,966       5.7    1,087        2,144      4.8       332        8,110       5.4     1,419           95.0
  Porcupine JV (10)      8,322       1.4      371       21,706      1.7     1,174       30,028       1.6     1,545           90.0
  United States
  Bald Mountain         12,925       1.2      508            -      -           -       12,925       1.2       508           78.0
  Cortez (7) (8)        57,145       1.3    2,426       67,671      1.1     2,319      124,816       1.2     4,745           80.5
  Getchell (11)          2,172      25.6    1,785        1,323     21.3       905        3,495      23.9     2,690           91.8
  Golden Sunlight        1,995       3.0      193           20      2.1         1        2,015       3.0       194           76.5
  Australia
  Granny Smith  (9)      6,287       1.7      346       16,845      3.3     1,799       23,132       2.9     2,145           86.4
  Henty (9)                  -       -          -        1,175     10.5       397        1,175      10.5       397           95.0
  Kalgoorlie West (9)    3,503       3.0      333       10,457      3.4     1,147       13,960       3.3     1,480           95.0
  Kanowna Belle(9)       9,561       5.1    1,568        4,201      3.6       485       13,762       4.6     2,053           90.0
  Osborne                6,152       1.0      202        1,821      1.0        56        7,973       1.0       258           78.0
  Papua New Guinea
  Misima                 7,806       0.8      194            -      -           -        7,806       0.8       194           88.0
  Porgera (7) (9)       33,909       3.4    3,746        9,725      3.0       935       43,634       3.3     4,681           79.0
  South Africa
  South Deep (7)         6,180       8.3    1,640      100,164      8.4    27,018      106,344       8.4    28,658           97.5
  Chile
  La Coipa              14,037       1.1      518        3,765      1.0       127       17,802       1.1       645           80.3
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                                           15,301                          37,590                           52,891
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  SILVER
  La Coipa              14,037      58.3   26,295        3,765     47.4     5,743       17,802      56.0    32,038           59.3
  Misima                 7,806       7.0    1,757            -      -           -        7,806       7.0     1,757           35.0
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                                           28,052                           5,743                           33,795
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  COPPER                Tonnes    Grade  Contained lbs  Tonnes    Grade  Contained lbs  Tonnes     Grade  Contained lbs  Recovery
                       (000's)     (%)    (millions)   (000's)     (%)    (millions)    (000's)     (%)    (millions)     (%) (1)
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  Zaldivar (6)(7)      153,538     0.699    2,366      310,096    0.661     4,520      463,634     0.674     6,886            75.0
  Osborne                6,152     2.550      346        1,821    3.242       130        7,973     2.708       476            94.0
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                                            2,712                           4,650                            7,362
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Rounding differences may occur.
Notes: Refer to the notes to the Mineral Reserves table.

RECONCILIATION OF MINERAL RESERVES (1) (2)(15)

(Proven and Probable) (2)
The Corporation's Share at December 31, 2002

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  MINE BY METAL                         Mineral Reserves          Mined in         Other increase or    Mineral Reserves
                                        December 31, 2001         2002 (5)           (decrease) in      December 31, 2002
                                                                                 mineral reserves (6)
                                                                                     (9) (10)(11)
---------------------------------------------------------------------------------------------------------------------------
  GOLD (000's ozs)
  Canada
  Campbell                                   1,043                201                   437                1,279
  Dome (10)                                  1,321                129                (1,192)                   -
  Musselwhite                                1,561                150                     8                1,419
  Porcupine Joint Venture (10)                   -                111                 1,656                1,545
  United States
  Bald Mountain                                272                189                   425                  508
  Cortez                                     4,993                733                   485                4,745
  Getchell (11)                                  -                 69                 2,759                2,690
  Golden Sunlight                              233                143                   104                  194
  Australia
  Granny Smith(9)                            1,527                353                   971                2,145
  Henty (9)                                      -                  8                   405                  397
  Kalgoorlie West (9)                            -                 66                 1,546                1,480
  Kanowna Belle (9)                              -                 77                 2,130                2,053
  Osborne                                      293                 48                    13                  258
  Papua New Guinea
  Misima                                       262                131                    63                  194
  Porgera (9)                                3,295                435                 1,821                4,681
  South Africa
  South Deep                                28,856                201                     3               28,658
  Latin America
  La Coipa                                     798                113                   (40)                 645
---------------------------------------------------------------------------------------------------------------------------
                                            44,454              3,157                11,594               52,891
---------------------------------------------------------------------------------------------------------------------------
  SILVER (000's ozs)
  La Coipa                                  38,127              5,942                  (147)              32,038
  Misima                                     2,967              1,552                   342                1,757
---------------------------------------------------------------------------------------------------------------------------
                                            41,094              7,494                   195               33,795
---------------------------------------------------------------------------------------------------------------------------
  COPPER (million lbs)
  Zaldivar (6)                               8,393                425                (1,082)               6,886
  Osborne                                      557                106                    25                  476
--------------------------------------------------------------------------------------------------------------------------->
                                             8,950                531                (1,057)               7,362
---------------------------------------------------------------------------------------------------------------------------

Rounding differences may occur.
Notes: Refer to the notes to the Reconciliation of Mineral Reserves table.

MINERAL RESOURCES (3) (4)(15)
(in addition to mineral reserves)

(Measured, Indicated and Inferred) (4)
The Corporation's Share at December 31, 2002

------------------------------------------------------------------------------------------------------------------------------------
    MINE BY METAL           MEASURED MINERAL           INDICATED MINERAL          TOTAL MEASURED AND          INFERRED MINERAL
                               RESOURCES                   RESOURCES                  INDICATED                  RESOURCES

------------------------------------------------------------------------------------------------------------------------------------
                       Tonnes   Grade   Contained  Tonnes   Grade  Contained  Tonnes   Grade   Contained Tonnes  Grade   Contained
                       (000's)  (g/t)      oz.     (000's)  (g/t)     oz.     (000's)  (g/t)      oz.    (000's) (g/t)      oz.
                                         (000's)                    (000's)                     (000's)                   (000's)
------------------------------------------------------------------------------------------------------------------------------------
  GOLD
  Canada
  Campbell                740   21.6      515         2,488  9.6        766      3,228  12.3     1,281    3,590     11.3    1,306
  Musselwhite           1,787    7.0      403         1,321  7.2        306      3,108   7.1       709    2,245      7.6      551
  Porcupine JV (10)     4,811    3.3      504        29,082  2.1      1,951     33,893   2.3     2,455    9,183      2.8      829
  United States
  Bald Mountain        50,296    1.3    2,034           -      -          -     50,296   1.3     2,034        -        -        -
  Cortez (7)(8)        39,690    1.1    1,388       113,671  0.8      2,873    153,361   0.9     4,261   17,651      0.5      295
  Getchell              2,171   17.1    1,193           398 24.9        318      2,569  18.3     1,511    2,956     20.4    1,942
  Golden Sunlight      22,656    1.9    1,359         2,281  1.3         97     24,937   1.8     1,456    6,226      1.1      223
  Australia
  Granny Smith (9)          -      -        -         3,190  3.0        310      3,190   3.0       310   14,509      5.9    2,750
  Henty (9)                 -      -        -           110 11.0         39        110  11.0        39      369      7.7       91
  Kalgoorlie West (9)  12,649    2.4      974        34,735  2.0      2,193     47,384   2.1     3,167   31,196      2.7    2,672
  Kanowna Belle (9)     3,178    4.3      436         7,716  4.2      1,047     10,894   4.2     1,483    2,802      4.3      391
  Osborne               1,835    1.1       62             -    -          -      1,835   1.1        62    1,553      0.4       20
  Papua New Guinea
  Porgera (7)(9)       32,918    2.7    2,807        21,425  2.0      1,347     54,343   2.4     4,154    4,993      2.0      324
  South Africa
  South Deep (7)        1,729    9.6      531        66,819  9.0     19,279     68,548   9.0    19,810        -        -        -
  Latin America
  La Coipa              7,782  0.8        207         2,202  0.8         60      9,984   0.8       267      272      0.7        6
------------------------------------------------------------------------------------------------------------------------------------
                                        12,413                        30,586                     42,999                     11,400
 ------------------------------------------------------------------------------------------------------------------------------------
  SILVER
  La Coipa              7,782    34.0   8,516         2,202 17.5      1,242      9,984  30.4  9,758         272     49.6      434
------------------------------------------------------------------------------------------------------------------------------------
                                        8,516                         1,242                   9,758                           434
------------------------------------------------------------------------------------------------------------------------------------
                       Tonnes  Grade    Contained  Tonnes  Grade   Contained  Tonnes   Grade   Contained Tonnes  Grade  Contained
  COPPER               (000's)  (%)        lbs     (000's)   (%)      lbs     (000's)   (%)       lbs    (000's)  (%)      lbs
                                       (millions)                 (millions)                  (millions)                (millions)
------------------------------------------------------------------------------------------------------------------------------------
  Zaldivar (7)         63,878   0.364     513       334,643  0.366    2,700    398,521 0.366  3,213       75,056   0.408      675
  Osborne               1,835   3.643     147           -      -          -      1,835 3.643    147        1,553   3.380      116
------------------------------------------------------------------------------------------------------------------------------------
                                          660                         2,700                   3,360                           791
------------------------------------------------------------------------------------------------------------------------------------

Rounding differences may occur.
Notes: Refer to the notes to the Mineral Resources table.

MINERAL RESOURCES - EXPLORATION PROPERTIES (3) (4)(15)

Measured, Indicated and Inferred(4) mineral resources.
The Corporation's Share at December 31, 2002

------------------------------------------------------------------------------------------------------------------------------------
    EXPLORATION             MEASURED MINERAL           INDICATED MINERAL          TOTAL MEASURED AND              INFERRED
    PROPERTY BY                RESOURCES                   RESOURCES                  INDICATED              MINERAL RESOURCES
------------------------------------------------------------------------------------------------------------------------------------
       METAL           Tonnes    Grade  Contained  Tonnes   Grade  Contained  Tonnes   Grade   Contained Tonnes  Grade   Contained
                       (000's)   (g/t)     oz.     (000's)  (g/t)     oz.     (000's)  (g/t)      oz.    (000's) (g/t)      oz.
                                         (000's)                    (000's)                     (000's)                   (000's)
------------------------------------------------------------------------------------------------------------------------------------
  GOLD
  Aldebaran(12)       103,413      0.8       2,494  464,526  0.7     10,454    567,939   0.7   12,948     87,310  0.6       1,769
  Donlin Creek(13)     6,376       3.1         642   14,664  3.0      1,428     21,040   3.1    2,070     19,847  2.8       1,806
  Pueblo Viejo(14)         -         -           -  159,500  3.3     16,820    159,500   3.3   16,820     51,800  2.9       4,763
------------------------------------------------------------------------------------------------------------------------------------
                                             3,136                   28,702                    31,838                       8,338
------------------------------------------------------------------------------------------------------------------------------------
  SILVER
  Pueblo Viejo(14)         -         -           -  159,500 20.2    103,587    159,500  20.2      103,587 51,800  9.9      16,454
------------------------------------------------------------------------------------------------------------------------------------
                                                                    103,587                       103,587                  16,454
------------------------------------------------------------------------------------------------------------------------------------
                      Tonnes   Grade    Contained  Tonnes   Grade  Contained  Tonnes   Grade    ContainedTonnes  Grade  Contained
  COPPER              (000's)    (%)       lbs     (000's)   (%)      lbs     (000's)   (%)        lbs   (000's)  (%)      lbs
                                        (millions)                (millions)                                            (millions)
                                                                                              (millions)
------------------------------------------------------------------------------------------------------------------------------------
  Aldebaran(12)       103,413    0.250         570  464,526  0.260    2,663    567,939 0.258        3,23387,310  0.330        635

------------------------------------------------------------------------------------------------------------------------------------
                                               570                    2,663                         3,233                     635
------------------------------------------------------------------------------------------------------------------------------------

Rounding differences may occur.
Notes: Refer to the notes to the Mineral Resources - Exploration Properties table.

Notes to the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources – Exploration Properties Tables:

(1)     The Corporation's mineral reserves are estimated as at December 31, 2002 using appropriate cut-off grades associated with an average long-term gold price of $300 per ounce (except at South Deep and for the Porgera underground where a gold price of $275 per ounce was used), silver price of $4.75 per ounce and copper price of $0.85 per pound. The estimates incorporate the current and/or expected mine plans and cost levels at each property. Recovery is stated as a percentage of contained ounces for gold and silver and contained pounds for copper. The qualified persons responsible for mineral reserve estimates are shown under note 15. Consistent with Placer Dome's normal mineral reserve estimation practices, independent data verification has not been performed.

(2)     A "mineral reserve" is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. A "proven mineral reserve" is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A "probable mineral reserve" is the economically mineable part of an indicated, and in some circumstances a measured, mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The above definitions of "mineral reserve", "proven mineral reserve" and "probable mineral reserve" conform to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of these terms as at the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101").

(3)     These mineral resources are in addition to gold, silver and copper mineral reserves. The qualified persons responsible for mineral resource estimates are shown under note 15. Consistent with Placer Dome's normal mineral resource estimation practices, independent data verification has not been performed except in the case of exploration properties.

(4)      A "mineral resource" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A "measured mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An "indicated mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and samplings gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The above definitions of "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" conform to CIM definitions of those terms as at the effective date of estimation, as required by NI 43-101. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(5)     Based on 2002 production divided by the recovery percentage for each mine.

(6)     Increase (decrease) in mineral reserves resulted from reclassifications between mineral resources and mineral reserves, acquisition and divestiture of mineral reserves during the year, changes due to geological remodeling, and the impact of an increase in the average long term gold price from $275 to $300 per ounce and a decrease in the average long term copper price from $0.90 to $0.85 per pound. At Zaldivar, the copper price decrease resulted in a 10% reduction in proven and probable mineral reserves.

(7)     Economic assumptions for material properties:

The cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted below as a range for each material property to reflect the variability of these parameters.

                                       ----------------------------------------- -------------------------------------------
                                                   MINERAL RESERVES                          MINERAL RESOURCES
-------------------------------------- ----------------------------------------- -------------------------------------------
                                                    Cut-off grade                              Cut-off grade
                                                 (g/t gold, % copper)                       (g/t gold, % copper)
-------------------------------------- ----------------------------------------- -------------------------------------------
Cortez                                              0.17 - 3.98 g/t                            0.17 - 3.98 g/t
Porgera                                             1.63 - 2.76 g/t                                    1.0 g/t
South Deep                                          4.00 - 6.00 g/t                                    5.0 g/t
Zaldivar                                              0.31 - 0.34%                                      0.2%
-------------------- ----------------- ----------------------------------------- -------------------------------------------

(8)     There is currently a Notice of Appeal pending with the Interior Board of Appeals regarding the South Pipeline permit. The South Pipeline deposit accounts for 57.4% and 10.4% of the reported mineral reserves and mineral resources, respectively, of the Cortez Mine.

(9)     The Corporation acquired 100% of AurionGold Limited during 2002. This acquisition resulted in the Corporation acquiring ownership of the Paddington and Kundana mills and related gold mines (collectively "Kalgoorlie West") as well as the Kanowna Belle and Henty mines. This acquisition also increased the Corporation's interests in the Granny Smith and Porgera mines to 100% and 75% from pre-acquisition interests of 60% and 50% respectively. Kundana includes 100% of Kundana, 51% of East Kundana and 49% of Mungari West gold mines.

(10)     Effective July 1, 2002, Placer Dome and Kinross Gold Corporation ("Kinross") formed the Porcupine Joint Venture which combined the operations of the Corporation's Dome mine and mill with Kinross' Hoyle Pond, Pamour and Nighthawk mines as well as the Kinross Bell Creek mill. Placer Dome owns a 51% interest in and is the operator of the unincorporated joint venture.

(11)     At Getchell, completion of an economic restart study has resulted in the addition of proven and probable mineral reserves totaling 2.69 million ounces.

(12)     As estimated by the Corporation as at December 31, 2000 assuming 51% indirect ownership by Placer Dome, which ownership interest is subject to certain obligations of Placer Dome under the terms of a shareholders agreement. The other indirect owners of the Aldebaran property are Bema Gold (24%) and Arizona Star (25%). In the opinion of the qualified person who prepared or supervised the preparation of the mineral resource estimate (see note 15), the estimate is relevant and reliable at December 31, 2002 and was calculated using mineral resource categories that are substantially similar to the CIM definitions set out in note 4 above.

(13)     As estimated by Placer Dome as at December 31, 2002 assuming 30% ownership by Placer Dome. On February 11, 2003, Placer Dome announced that it has exercised its option to earn back to a 70% interest in Donlin Creek. In order to do this, Placer Dome must expend $30 million over five years and complete a feasibility study, followed by a positive production decision. If Placer Dome chooses not to complete its earn-in, the Corporation retains its 30% interest.

(14)     As estimated by Placer Dome as at December 31, 2002. Placer Dome has begun a feasibility study on the property.

(15)     Each of the mineral reserve and mineral resource estimates shown above were prepared by or under the supervision of a "qualified person", as that term is defined in NI 43-101, and those persons are listed below. All named persons are, or were at the time the estimates were prepared, employees of Placer Dome unless indicated as Independent Consultant. In estimating the applicable mineral reserves and mineral resources, such persons made assumptions, and used parameters and methods, appropriate for each property, and verified the data disclosed, including sampling, analytical and test data underlying such estimates.

                                          MINERAL RESERVES                                       MINERAL RESOURCES
-----------------------------------------------------------------------------------------------------------------------------------
  BY PROPERTY                 Name                    Title                        Name                      Title
-----------------------------------------------------------------------------------------------------------------------------------
  Campbell           Eric Strom              Mine Engineer                      Glen Kuntz           Project Geologist
-----------------------------------------------------------------------------------------------------------------------------------
  Musselwhite        Rob Usher               Chief Engineer                     Andrew Cheatle       Chief Geologist
-----------------------------------------------------------------------------------------------------------------------------------
  Porcupine JV       James Monaghan          Chief Engineer                     Alastair Still       Chief Geologist and Manager
                                                                                                     of Exploration
-----------------------------------------------------------------------------------------------------------------------------------
  Bald Mountain     Elias Dib                Mine Engineer                      Elias Dib            Mine Engineer
-----------------------------------------------------------------------------------------------------------------------------------
  Cortez             Britt Buhl              Chief Mine Engineer                Britt Buhl           Chief Mine Engineer
-----------------------------------------------------------------------------------------------------------------------------------
  Getchell           Tom Bagan               Chief Engineer                     John Porterfield     Chief Geologist
-----------------------------------------------------------------------------------------------------------------------------------
  Golden Sunlight    Paul Buckley            Chief Engineer                     Paul Buckley         Chief Engineer
-----------------------------------------------------------------------------------------------------------------------------------
  Granny Smith       Ray Hodson              Senior Mining Engineer             Malcolm Titley       Open Pit Superintendent
                     Richard Boffey          Underground Project Manager
-----------------------------------------------------------------------------------------------------------------------------------
  Henty              Sean Halpin             Technical Services Manager         Sean Halpin          Technical Services Manager
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Jon Abott            Senior Resource Geologist
                                                                                Matt Brampton        Senior Resource Geologist
                     Matt Brampton           Senior Resource Geologist          Matt Brampton        Senior Regional Planner
                     Andrew Law              Manager Mining                     Stewart Capp         Senior Resource Dev. Geologist
                     David Pincep            Technical Software Specialist      Haydn Hadlow         Technical Services Manager
  Kalgoorlie West    Julie Reid              Senior Resource Dev. Geologist     Peter Kitto          Independent Consultant
                     Mark Strizek            Senior Mine Geologist              Mat Longworth        Independent Consultant
                     Steven Tombs            Manager Mining - Underground       Richard Maddocks     Geology Manager
                                                                                David Princep        Technical Software Specialist
                                                                                Julie Reid           Senior Resource Dev. Geologist
                                                                                Mark Strizek         Senior Mine Geologist
-----------------------------------------------------------------------------------------------------------------------------------
  Kanowna Belle      Andrew Harris           Senior Planning Engineer           Richard Maddocks     Geology Manager
-----------------------------------------------------------------------------------------------------------------------------------
  Osborne            Jeff Brown              Mine Engineering Team Leader       Philip Agnew         Senior Geologist
-----------------------------------------------------------------------------------------------------------------------------------
  Misima             Trevor Jones            Independent Consultant             Trevor Jones         Independent Consultant
-----------------------------------------------------------------------------------------------------------------------------------
  Porgera            John Butterworth        Senior Open Pit Engineer           Anthony Burgess      Senior Resource Geologist
-----------------------------------------------------------------------------------------------------------------------------------
  South Deep         Pierre Fourie           Independent Consultant             Dean Van Der Heever  Independent Consultant
-----------------------------------------------------------------------------------------------------------------------------------
  La Coipa           Juan Ochoa              Chief Engineer                     Mauricio Rubio       Senior Production
                     Andres F. Guaringa      Reserves Engineer                                       Geologist
-----------------------------------------------------------------------------------------------------------------------------------
  Zaldivar           Eduardo Jofre           Chief Mining Engineer              Jorge Aceituno       Chief Geologist
-----------------------------------------------------------------------------------------------------------------------------------
  Aldebaran          N/A                     N/A                                Marc Jutras          Senior Mining Engineer /
                                                                                                     Geostatistician
-----------------------------------------------------------------------------------------------------------------------------------
  Donlin Creek       N/A                     N/A                                Marc Jutras          Senior Mining Engineer /
                                                                                                     Geostatistician
-----------------------------------------------------------------------------------------------------------------------------------
  Pueblo Viejo       N/A                     N/A                                Chris Keech          Senior Geologist /
                                                                                                     Geostatistician
-----------------------------------------------------------------------------------------------------------------------------------

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(millions of United States dollars, except share and per share amounts, U.S. GAAP)

	December 31

	Fourth quarter		Twelve months

	2002	2001	2002	2001
	$	$	$	$

Sales	355	292	1,209	1,223
Cost of sales	212	170	698	705
Depreciation and depletion	60	42	187	182

Mine operating earnings	83	80	324	336

General and administrative	12	10	40	41
Exploration	21	17	52	44
Resource development, technology and other	27	19	55	56
Write-downs of mining interests	-	9	-	301

Operating earnings (loss)	23	25	177	(106)

Non-hedge derivative gains (losses)	(5)	2	3	(29)
Investment and other business income	7	1	39	42
Interest and financing	(18)	(17)	(66)	(70)

Earnings (loss) before taxes and other items	7	11	153	(163)

Income and resource tax recovery (provision)	(4)	20	(34)	36
Equity earnings (loss) of associates	3	(1)	5	(1)
Minority interests	-	(1)	-	(5)
Change in accounting policy	-	-	(8)	-

Net earnings (loss)	6	29	116	(133)

Per common share
Net earnings (loss)	0.02	0.09	0.33	(0.41)
Dividends	-	-	0.10	0.10

Weighted average number of common shares outstanding (millions)	391.3	328.6	349.4	327.9

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(millions of United States dollars, U.S. GAAP)

	December 31

	Fourth quarter		Twelve months

	2002	2001	2002	2001
	$	$	$	$

Common shares, opening	1,584	1,254	1,259	1,248
Acquisition of AurionGold Limited	408	-	710	-
Exercise of options	-	5	23	11

Common shares, closing	1,992	1,259	1,992	1,259

Accumulated other comprehensive income, opening	(40)	(49)	(48)	(28)
Unrealized gains (losses) in securities	(2)	-	5	-
Cumulative translation adjustment	-	-	-	(21)
Unrealized hedging	2	1	3	1
Minimum pension liability adjustment	(10)	-	(10)	-

Accumulated other comprehensive income, closing	(50)	(48)	(50)	(48)

Contributed surplus	60	57	60	57

Retained earnings, opening	151	46	75	241
Net income (loss)	6	29	116	(133)
Common share dividends	-	-	(34)	(33)

Retained earnings, closing	157	75	157	75

Shareholders' equity	2,159	1,343	2,159	1,343

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of United States dollars, U.S. GAAP)

	December 31

	Fourth quarter		Twelve months

	2002	2001	2002	2001
	$	$	$	$

Operating activities
Net earnings (loss)	6	29	116	(133)
Depreciation and amortization	60	42	187	182
Amortization of stripping	10	7	36	54
Deferred stripping	(6)	(4)	(19)	(30)
Deferred income and resource taxes	-	(17)	8	(59)
Deferred reclamation	6	(14)	12	(11)
Equity earnings and dividends	4	2	10	8
Deferred commodity and currency derivatives	(14)	(2)	(14)	(7)
Investment gains	(4)	(2)	(9)	(2)
Unrealized (gains) losses on derivatives	3	(6)	(11)	11
Write-down of mining interests	-	9	-	301
Cumulative translation adjustment	-	-	-	(21)
Minority interest	-	-	-	5
Change in accounting policy	-	-	8	-
Other items, net	3	5	11	18
Change in non-cash operating working capital	(21)	(6)	(15)	24

Cash from operations	47	43	320	340

Investing activities
Property, plant and equipment	(33)	(43)	(127)	(192)
Business acquisition, net of cash acquired	(13)	-	(47)	-
Short-term investments	-	-	(1)	3
Disposition of assets and investments	9	4	17	8
Other, net	1	-	4	4

	(36)	(39)	(154)	(177)

Financing activities
Short-term debt	-	(7)	(2)	2
Long-term debt and capital leases net	2	(31)	(32)	(36)
Common shares issued	-	5	23	11
Redemption of minority interest	-	-	(5)	-
Dividends paid
Common shares	-	-	(34)	(33)
Minority interest	(10)	(1)	(12)	(5)

	(8)	(34)	(62)	(61)

Net increase (decrease) in cash and cash equivalents	3	(30)	104	102

Cash and cash equivalents
Beginning of period	534	463	433	331

End of period	537	433	537	433

PLACER DOME INC.
CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, U.S. GAAP)

ASSETS

	As at December 31

	2002	2001
	$	$

Current assets
Cash and cash equivalents	537	433
Short-term investments	7	6
Accounts receivable	99	95
Income and resource tax assets	10	7
Inventories	202	160

	855	701

Investments	53	58
Goodwill	200	-
Other assets	154	145
Income and resource tax assets	28	24
Property, plant and equipment	2,695	1,683

	3,985	2,611

LIABILITIES AND SHAREHOLDERS' EQUITY

	As at December 31

	2002	2001
	$	$

Current liabilities
Accounts payable and accrued liabilities	194	140
Short-term debt	-	2
Income and resource taxes payable	37	25
Current portion of long-term debt and capital leases	340	35

	571	202

Long-term debt and capital leases	607	807
Deferred commodity and currency derivatives	212	26
Deferred credits and other liabilities	241	166
Income and resource tax liabilities	195	67

Shareholders' equity
Common shares	1,992	1,259
Retained earnings	157	75
Accumulated and other comprehensive income	(50)	(48)
Contributed surplus	60	57

Total shareholders' equity	2,159	1,343

	3,985	2,611

At December 31, 2002, Placer Dome's consolidated gold sales program consists of:

                                     -------------------------------------------------------------------------------------------
                                       2003       2004        2005       2006        2007       2008       2009+       Total
                                                                                                                    ------------
--------------------------------------------------------------------------------------------------------------------------------
Gold (000's ounces):
--------------------------------------------------------------------------------------------------------------------------------
Forward contracts (i)
US $ denominated fixed contracts
   Amount                                570       542         697        498         230        250         150      2,937
   Average price ($/oz.)                 427       405         352        336         352        378         389        378
US$ denominated fixed
interest        floating lease rate
   Amount                                  -         -         161        317         517        449       1,785      3,229
   Average price ($/oz.)                   -         -         465        423         439        427         489        465
A $ denominated forward contracts
   Amount                                444       590         598        575         544        379         406      3,536
   Average price ($/oz.)                 307       309         318        328         338        350         384        331
--------------------------------------------------------------------------------------------------------------------------------
Total
 Forward contracts                     1,014     1,132       1,456      1,390       1,291      1,078       2,341      9,702
--------------------------------------------------------------------------------------------------------------------------------
 Call options sold and cap
 agreements (ii)
 US $ denominated contracts
   Amount                                  -       500         230        180         100        200           -      1,210
   Average price ($/oz.)                   -       337         365        359         367        392           -        357
 A $ denominated contracts
   Amount                                 87        39          49         57          27         27          10        296
   Average price ($/oz.)                 305       304         312        323         348        357         392        321
--------------------------------------------------------------------------------------------------------------------------------
 Total
  Call option sold and cap                                     279        237         127        227          10      1,506
 agreements                               87       539
--------------------------------------------------------------------------------------------------------------------------------
 Call options purchased (iii)
 US $ denominated
   Amount                                395         -           -          -           -          -           -        395
   Average price ($/oz.)                 461         -           -          -           -          -           -        461
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Total
   Firm committed ounces (iv)            706     1,671       1,735      1,627       1,418      1,305       2,351     10,813
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Barrier call options sold (v)
Knock-in (up and in)
   Amount                                 54        96         182        102          28          -          80        542
   Average price ($/oz.)                 313       304         295        296         318          -         311        303
   Average barrier level ($/oz.)         352       337         323        329         361          -         311        330
Knock out (down and out)
   Amount                                 55        86         229        170          81        155         504      1,280
   Average price ($/oz.)                 311       301         305        316         322        353         336        325
   Average barrier level ($/oz.)         272       268         263        269         281        278         275        272
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Total
   Maximum committed ounces (vi)         815     1,853       2,146      1,899       1,527      1,460       2,935     12,635
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Barrier call options purchased (vii)
Knock-in (down and in)
   Amount                                 88       117         161        146         128         74          52        766
   Average price ($/oz.)                 307       310         317        313         316        316         339        315
   Average barrier level ($/oz.)         296       297         293        286         283        279         279        288
Knock out (up and out)
   Amount                                201       256         242        234         239        174         159      1,505
   Average price ($/oz.)                 296       299         313        330         350        366         408        333
   Average barrier level ($/oz.)         313       320         331        348         361        376         399        331
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Total
   Minimum committed ounces (viii)       417     1,298       1,332      1,247       1,051      1,057       2,140      8,542
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Put options purchased (ix)
   Amount                                847       610         145        170         158        122         229      2,281
   Average price ($/oz.)                 317       321         407        398         412        403         394        349
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Put options sold (x)
   Amount                                815       320          80         80           -          -           -      1,295
   Average price ($oz.)                  270       265         250        250           -          -           -        266
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(i)	Forward sales contracts - Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)	US$ denominated fixed forward contracts - a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)	Fixed interest floating lease rate contracts - a sales contract which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)	A$ denominated forward contracts - a sales contract denominated in Australian dollars that has been converted to US dollars at an exchange rate of 1.7649. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

(ii)	Call options sold and cap agreements - Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options.

(iii)	Call options purchased - Call options purchased by the Corporation provide the Corporation with the right, but not the obligation, to purchase the commodity from the counter-party at a predetermined price on the exercise date of the option. All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(iv)	Firm Committed ounces - Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any barrier option commitments, whether bought or sold.

(v)	Barrier call options sold - Barrier call options sold are option contracts denominated in Australian dollars that have been converted to US dollars at an exchange rate of 1.7649. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Barrier options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of December 31, 2002, the positions disclosed as barrier call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(vi)	Maximum committed ounces - Maximum committed ounces is the total of firm committed ounces and barrier call options sold. This total represents the maximum committed ounces in each period, provided the barrier call options sold are not extinguished or are activated and the barrier call options purchased are not activated.

(vii)	Barrier call options purchased - Barrier call options purchased are option contracts denominated in Australian dollars that have been converted to US dollars at an exchange rate of 1.7649. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Barrier options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of December 31, 2002, the positions disclosed as barrier call options purchased have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options purchased.

(viii)	Minimum committed ounces - Minimum committed ounces is the total of firm committed ounces less barrier call options purchased. This total represents the minimum committed ounces in each period, provided the barrier call options sold are extinguished or not activated and the barrier call options purchased are activated.

(ix)	Put options purchased - Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options.

(x)	Put options sold - Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Associate General Counsel
and Assistant Secretary

Date: February 24, 2003